06014454

HINDALCO

ADITYA BIRLA GROUP

Ref:AM:PVK:219:2006

Date:- 12th June, 2006

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

RECEIVED
2006 JUN 15 P 1:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemptio[redacted]e No. 82-3428

Dear Sir,

Further to our Letter dated 29th April, 2006, please note that the Register of Members & Transfer Books of the Equity Shares of the Company will remain closed from Tuesday, the 18th July, 2006 to Friday, the 28th July, 2006 (both days inclusive), for the purpose of payment of Equity Dividend @ Rs.2.20 (220%) per Equity Share on 92,77,47,970 fully paid-up Equity Shares of Re.1/- each and Re.0.55 per Share on 23,15,21,031 Partly paid-up Equity Shares of Re.1/- each.

All the Equity Shares received by the Company for transfer till the conclusion of the business hours on Monday, the 17th July, 2006 will be entitled for the above mentioned Equity Dividend for the Financial Year commencing on 1st April, 2005 upto 31st March, 2006.

The Dividend on the Equity Shares, as and when sanctioned, will be made payable to the Company's Equity Shareholders, who are entitled for the Dividend, as on 28th July, 2006 and the Warrants will be made encashable at par in accordance of arrangement made by the Company with the Bankers as per guidelines of Reserve Bank of India.

Please acknowledge.

Thanking you,

Yours faithfully,
for Hindalco Industries Limited

ANIL MALIK
General Manager &
Company Secretary

PROCESSED
JUN 1 6 2006
THOMSON
FINANCIAL

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 5691 7000 • Fax: 5691 7050 / 7070)
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107